1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

May 23, 2024

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 486 (“PEA 486”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 488 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 6, 2024. PEA 486 was filed to register shares of the PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 486. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: Provide supplementally the completed fee table in its entirety.

Response: The Registrant has provided the Fund’s completed fee table as Attachment A to this response.

Comment 2: Please remove footnote 1 to the fee table and reflect the Other Expenses of the Predecessor Fund or explain supplementally how the Fund is a New Fund as defined in instruction 6 to Item 3 of Form N-1A.

Response: The Registrant has updated the Fund’s fee table to reflect the Other Expenses of the Predecessor Fund.

Comment 3: If Other Expenses in the fee table are revised to reflect the Other Expenses of the Predecessor Fund, please make corresponding changes to the Expense Example or explain supplementally how the Fund is a New Fund as defined in instruction 6 to Item 3 of Form N-1A.

Response: The Registrant has updated the Fund’s expense example to incorporate the Other Expenses of the Predecessor Fund.

Anu Dubey May 23, 2024 Page 2

Comment 4: Please revise the Portfolio Turnover section to disclose the portfolio turnover rate of the Predecessor Fund.

Response: The Registrant has updated the Fund’s Portfolio Turnover section to reflect the portfolio turnover rate of the Predecessor Fund.

Comment 5: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related Fixed Income Instruments of varying maturities (such as mortgage pass-through securities, collateralized mortgage obligations, commercial mortgage-backed securities, and mortgage dollar rolls), which may be represented by forwards or derivatives such as options, futures contracts or swap agreements.” Please revise the 80% policy to replace “mortgage-related Fixed Income Instruments” with “mortgage-backed securities” and revise related disclosure in the Principal Investment Strategies to be consistent with this revised 80% policy.

Response: The Registrant does not believe that the Fund’s use of the term “mortgage-related Fixed Income Instruments” rather than “mortgage-backed securities” in its 80% policy raises any issue under Rule 35d-1.

Rule 35d-1 does not apply to fund names suggesting a focus in particular “securities” but rather particular “investments.” Accordingly, funds may include other instruments, including synthetic instruments, for purposes of a fund’s 80% policy so long as such other instruments have economic characteristics similar to the instrument(s) referenced in the fund name. In this case, “mortgage-related Fixed Income Instruments” are, or have economic characteristics similar to, “mortgage-backed securities” and thus are appropriately included in the Fund’s 80% policy. The capitalized term “Fixed Income Instruments” is defined prominently in the Characteristics and Risks of Securities and Investment Techniques section of the Fund’s Prospectus to include a variety of debt securities, and only those Fixed Income Instruments that are “mortgage-related” will count for purposes of the Fund’s 80% policy. For reference, as of March 31, 2024, 88.5% of the Predecessor Fund’s assets were invested in “mortgage-backed securities” and 88.5% of the Predecessor Fund’s assets were invested in “mortgage-related Fixed Income Instruments,” which includes mortgage-backed securities.

Comment 6: Please disclose that the Fund concentrates in the real estate industry, and add corresponding principal risk disclosure, in accordance with Item 4(a) of Form N-1A, or explain supplementally why such disclosure is not appropriate.

Response: The Registrant respectfully declines to make the requested change as the Fund will not be concentrated in any industry, consistent with the Fund’s fundamental policy to not concentrate in any particular industry. As disclosed in the Fund’s registration statement, securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities are not subject to the Fund’s industry concentration restriction, by virtue of the exclusion from that test available to all U.S. Government securities. As of March 31, 2024, approximately 100% (on a gross market value basis) of the Predecessor Fund’s total assets were invested in U.S. Government securities.

Comment 7: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[i]n implementing certain trading strategies, such as the call and put writing strategy, the Fund may use more tactical trading.” Because this is the first reference to the Fund’s call and put writing strategy, please clarify the location of subsequent related disclosure in the Principal Investment Strategies and disclose with specificity what a call and put writing strategy is.

Anu Dubey May 23, 2024 Page 3

Response: The Registrant has revised the disclosure to read (new language bold and underlined): “[i]n implementing certain trading strategies, such as the call and put writing strategy described below, the Fund may use more tactical trading.”

Comment 8: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[t]he Fund may invest, without limitation, in…mortgage-or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information.” Please revise the disclosure to say that the Fund’s investments in asset-backed securities are limited to 20% of the Fund’s assets, which is the case in light of the Fund’s 80% policy.

Response: Comment accepted. The following sentence will be added immediately after the sentence referenced in the Staff’s comment:

The Fund’s investments in asset-backed securities (excluding mortgage-related Fixed Income Instruments) are, under normal circumstances, limited to 20% of its assets.

Comment 9: With respect to the final paragraph in the “Principal Investment Strategies” section of the summary portion of the Prospectus, please review the investments described in this paragraph and move disclosure of any non-principal strategies and corresponding risks out of the summary portion of the Prospectus.

Response: The Registrant has reviewed the investments in this paragraph and believes the existing disclosure is appropriate.

Comment 10: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[t]he Fund may sell (write) options….” Please disclose whether or not the Fund will own the security upon which it will write call and put options.

Response: The Registrant has added the following sentence:

“The Fund may write calls and/or puts on instruments the Fund owns or otherwise has exposure to (covered calls or covered puts) or write calls and/or puts on instruments to which the Fund has no exposure (naked calls or naked puts) in return for a premium.”

Comment 11: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that the Fund may invest in “asset-linked notes (including, but not limited to, rate-linked and/or mortgage-linked notes, which may count towards the Fund’s 80% policy).” Please disclose what asset-linked notes are. For example, disclose what it means to be asset-linked, rate-linked, and/or mortgage-linked.

Anu Dubey May 23, 2024 Page 4

Response: The Registrant has added the following sentence:

“An asset-linked note generally is a debt investment the performance of which is, by its terms, intended to track the performance of one or more reference instruments.”

Comment 12: In the “Principal Investment Strategies” section of the summary portion of the Prospectus, it is disclosed that “[s]uch notes may have, imbedded within them, a call writing strategy, put writing strategy, call purchasing strategy and/or put purchasing strategy.” Please disclose in plain English how the call and put strategies are “imbedded” in the notes.

Response: The Registrant believes that the sentence added in response to Comment 11 is also responsive to this comment.

Comment 13: In the “Principal Risks – Call and Put Strategy Risk” section of the summary portion of the Prospectus, it is disclosed that “[t]he Fund may pursue such a strategy directly or within the structure of an asset-linked note (such as mortgage-linked notes that may count towards the Fund’s 80% policy).” Please explain supplementally whether or not mortgage-linked notes constitute mortgage-backed securities for purposes of the Fund’s revised 80% policy in connection with Comment 5. If they are not mortgage-backed securities for purposes of the revised 80% policy, please update the disclosure accordingly.

Response: Because it is currently disclosed that mortgage-linked notes may count toward the Fund’s 80% policy and no change to the Fund’s 80% policy has been made, the Registrant respectfully declines to make any changes.

Comment 14: In the “Principal Risks–Call and Put Strategy Risk” section of the summary portion of the Prospectus, it is disclosed that “[i]n particular, this will mean that the Fund’s maximum potential gain via a covered call or put will generally be expected to be the premium received from writing a covered call or put option plus the difference between any lower price at which the Fund acquired exposure to the applicable underlying asset and any higher price at which a purchaser of the call or put option may exercise the call or put option.” Please also disclose the maximum potential loss from both covered call or put writing and naked call or put writing.

Response: The Registrant has revised the disclosure as follows (new language bold and underlined; deleted language struck through):

Writing call or put options will limit the Fund’s opportunity to profit from an increase in the market value and other returns of the underlying asset to the exercise price (plus the premium received). In particular, this will mean that the Fund’s maximum potential gain via a covered call ~~or put~~ will generally be expected to be the premium received from writing a covered call ~~or put~~ option plus the difference between any lower price at which the Fund acquired exposure to the applicable underlying asset and any higher price at which a purchaser of the call or put option may exercise the call or put option. ~~Therefore, covered calls and covered puts can result in losses and detract from the Fund’s total returns even though the call or put options produce premiums and may initially produce income and cash flow to the Fund for having written the call or put options.~~ The Fund’s maximum potential gain via a naked call or any put will generally be the premium received from writing the option. The Fund’s maximum potential loss on a covered call is the purchase price paid for the underlying asset minus the premium received for writing the option. The Fund’s

Anu Dubey May 23, 2024 Page 5

maximum potential loss on an uncovered call is theoretically limitless as the value of the underlying asset rises. The Fund’s maximum potential loss on a written put is the entire strike price minus the premium received for writing the option as the value of the underlying asset could fall to zero. Therefore, written calls and puts can result in overall losses and detract from the Fund’s total returns even though the call or put options produce premiums and may initially produce income and cash flow to the Fund (and distributions by the Fund) for having written the call or put options. ~~The Fund’s maximum potential gain via a naked call or put will generally be expected to be limited to the premium received from writing a naked call or put option.~~

Comment 15: In the “Principal Risks–Leveraging Risk” section of the summary portion of the Prospectus, the Fund references reverse repurchase agreements and loans of portfolio securities, but does not include corresponding disclosure in the Principal Investment Strategies. If reverse repurchase agreements and loans of portfolio securities are not part of the Fund’s principal investment strategies, please tailor the risk factor to only reference the types of leverage the Fund will principally engage in.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider loans of portfolio securities to be part of the Fund’s principal investment strategies, but notes that loans of portfolio securities may contribute to leveraging risk. To the extent that reverse repurchase agreements are part of the Fund’s principal investment strategies, the Registrant notes that “Fixed Income Instruments,” as used in the Fund’s Principal Investment Strategies, is defined to include reverse repurchase agreements on Fixed Income Instruments.

Comment 16: Please include the information required by Form N-1A Item 4(b)(2)(i) under “Performance Information” in the summary section of the Prospectus.

Response: The Registrant has updated the disclosure accordingly.

Comment 17: Under “Performance Information” in the summary section of the Prospectus, it is disclosed that “[i]f the performance of the Predecessor Fund had been restated to reflect the applicable fees and expenses of shares of the Fund, the performance may have been higher or lower than the performance shown in the bar chart and Average Annual Total Returns table below.” Please revise to disclose whether performance was higher or lower.

Response: The Registrant believes that if the performance of the Predecessor Fund had been restated to reflect the lower fees and expenses of the Fund, the performance would have been higher. However, because that conclusion is hypothetical, the Registrant respectfully believes it is more prudent to disclose that performance may have been higher or lower.

Comment 18: Please explain supplementally when the N-14 will be filed for the reorganization of the Predecessor Fund into the Fund and confirm supplementally that the Fund will not sell shares using this registration statement until the reorganization is consummated.

Response: The preliminary N-14 is expected to be filed in late May or early June 2024. The Fund will not sell shares using PEA 486 (or any subsequent amendment) until the reorganization is consummated.

Anu Dubey May 23, 2024 Page 6

Comment 19: Under “Performance Information” in the summary section of the Prospectus, it is disclosed that the Bloomberg U.S. MBS Fixed Rate Index is the Fund’s benchmark index. The index is not an appropriate broad-based securities market index, so please revise the disclosure accordingly. See Investment Company Act Rel. No. 19382, which notes a broad-based index cannot be comprised of issuers in a particular industry or group of related industries.

Response: Without necessarily agreeing with the Staff’s comment, the Registrant notes that the Fund’s “appropriate broad-based securities market index” will be the Bloomberg U.S. Aggregate Index. The Bloomberg U.S. MBS Fixed Rate Index will be an additional index for the Fund.

Comment 20: Please revise the sentence under the “Financial Highlights” heading in the Prospectus and include the financial highlights of the Predecessor Fund.

Response: The Registrant has updated the disclosure accordingly.

SAI

Comment 21: Under the “Investment Restrictions—Non-Fundamental Investment Restrictions” section of the SAI, please revise the disclosure to indicate that the Fund’s investment objective is fundamental.

Response: The Registrant has updated the disclosure accordingly.

Comment 22: The “Investment Restrictions—Fundamental Investment Restrictions” section states:

The investment objective of each of the following Funds, as set forth in the Prospectuses under the heading “Investment Objective,” together with the investment restrictions set forth below, is a fundamental policy of that Fund and may not be changed with respect to a Fund without shareholder approval by vote of a majority of the outstanding shares of that Fund:

Please revise the disclosure to set forth what constitutes a “majority” in the context of this sentence and the 1940 Act. See Item 16(c)(2) of Form N-1A.

Response: Comment accepted. The Registrant has added the following disclosure to the SAI (new language bold and underlined):

The investment objective of each of the following Funds, as set forth in the Prospectuses under the heading “Investment Objective,” together with the investment restrictions set forth below, is a fundamental policy of that Fund and may not be changed with respect to a Fund without shareholder approval by vote of a majority of the outstanding shares of that Fund. For purposes of the foregoing, “majority of the outstanding shares,” means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.

Anu Dubey May 23, 2024 Page 7

Part C

Comment 23: Please include in the Prospectus a brief description of Section 2 of Article VIII of the Registrant’s Amended and Restated Declaration of Trust regarding derivative actions. Please also include in the Prospectus a statement that paragraph 4 of Section 2 of Article VIII does not apply to claims arising under the federal securities laws.

Response: The Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Fund’s Prospectus. Accordingly, the Registrant respectfully declines to revise the Prospectus in response to this comment.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Anu Dubey May 23, 2024 Page 8

Attachment A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees(1)	0.40%
Other Expenses(2)	0.77%
Total Annual Fund Operating Expenses	1.17%

1. Restated from the Predecessor Fund (defined below) to reflect the lower Management Fee of the Fund.

2. “Other Expenses” are those of the Predecessor Fund for the fiscal year ended March 31, 2024 and include interest expense of 0.77%. Interest expense is borne separately from the management fees paid to Pacific Investment Management Company LLC (“PIMCO”). Excluding interest expense, Total Annual Fund Operating Expenses are 0.40%.

Example. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Year	5 Year	10 Year
PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund	$119	$372	$644	$1,420